# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skycorp Solar Group Limited, CIK 0002001288
CUSIP: G8221K112
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China (F4), 315048
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068153

## Reporting persons
- Baili Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,375,000; shared voting power 0; sole dispositive power 2,375,000; shared dispositive power 0; aggregate amount beneficially owned 2,375,000 (8.8% of the class)
  Comment: 1 Calculated based on 27,000,000 ordinary shares issued and outstanding as of March 4, 2025 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on March 4, 2025.
- Gaokui Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,375,000; shared voting power 0; sole dispositive power 2,375,000; shared dispositive power 0; aggregate amount beneficially owned 2,375,000 (8.8% of the class)
  Comment: 1 Calculated based on 27,000,000 ordinary shares issued and outstanding as of March 4, 2025 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on March 4, 2025.

## Item 1. Issuer
Name of issuer: Skycorp Solar Group Limited
Address of issuer's principal executive offices: Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048

## Item 2. Person Filing
Name of person filing:
Baili Group Limited

Gaokui Zhang
Address of principal business office or, if none, residence:
The address of Baili Group Limited is 4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

The address of Gaokui Zhang is Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048.
Citizenship:
Baili Group Limited - British Virgin Islands

Gaokui Zhang - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Baili Group Limited 2,375,000

Gaokui Zhang 2,375,000
Percent of class:
Baili Group Limited 8.8% (Percent of Aggregate Voting Power 8.8%)

Gaokui Zhang 8.8% (Percent of Aggregate Voting Power 8.8%)
Sole power to vote or to direct the vote:
Baili Group Limited 2,375,000

Gaokui Zhang 2,375,000
Shared power to vote or to direct the vote:
Baili Group Limited 0

Gaokui Zhang 0
Sole power to dispose or to direct the disposition:
Baili Group Limited 2,375,000

Gaokui Zhang 2,375,000
Shared power to dispose or to direct the disposition:
Baili Group Limited 0

Gaokui Zhang 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Baili Group Limited: /s/ Gaokui Zhang, Gaokui Zhang/Director (05/16/2025)
- Gaokui Zhang: /s/ Gaokui Zhang, Gaokui Zhang (05/16/2025)